UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Report on Form 6-K dated for the month of March 2026
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Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)
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Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
ParqueLefevre
Panama City, Panama
(Address of principal executive offices)
_______________________________________________
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐
(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- )

Enclosure: Press Release - NOTICE OF 2026 ANNUAL MEETING OF SHAREHOLDERS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 3/24/2026
	By:	/s/ Peter Donkersloot
Name: Peter Donkersloot Title: CFO

COPA HOLDINGS, S.A.
Complejo Business Park, Torre Norte
Urbanización Costa del Este, Parque Lefevre
P.O. Box 0816-06819
Panama City, Republic of Panama
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NOTICE OF 2026 ANNUAL MEETING OF SHAREHOLDERS
To be held May 13, 2026
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NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Annual Meeting”) of Copa Holdings, S.A. (the “Company”) will be held at Copa Airlines’ headquarters, located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama on May 13th, 2026, at 4:00 p.m. EDT (3:00 p.m. Local Time). At the Annual Meeting, the following matters will be considered and voted upon:

1. By the Class A Shareholders of the Company, to approve the nomination and further ratify the election of Mrs. Julianne Canavaggio, as per the recommendation of the Nominating Committee, as nominee for election as an independent director of the Company to hold office for a period of two years, to expire on the annual meeting to be held in 2028.

2. By the Class B Shareholders of the Company, the election, as per the recommendation of the Nominating Committee, of the following directors including the independent directors named above: Mr. Carlos Alberto Motta, Mr. Pedro Heilbron, Mr. Alvaro Heilbron, Mr. Andrew Levy, Mr. John Gebo, Mrs. Makelin Arias, and Mrs. Julianne Canavaggio for a period of two years to expire on the annual meeting to be held in 2028.

The holders of record of the Company’s Class A common stock at the close of business on March 6, 2026, are entitled to notice of the Annual Meeting for purposes of approval of paragraph 1 above. In accordance with the Company’s Amended Articles of Incorporation, each Class A shareholder has granted a general proxy to the Chairman of the Company’s Board of Directors or any person designated by the Chairman to represent them and vote their shares on their behalf at any shareholders’ meeting. The general proxy may be revoked by written notice received by the Chairman of the Company at the address above at least ten (10) days prior to such meeting. The holders of record of the Company’s Class B common stock at the close of business on March 6, 2026, are entitled to notice of and to vote at the Annual Meeting.

In addition, the Executive Chairman and CEO of the Company will present a report on the performance of the Company during 2025 and its perspectives for 2026.

Makelin Arias - Secretary

PROXY REVOCATION FORM

The undersigned, beneficial owner of __________ Class A shares of COPA HOLDINGS, S.A. (the “Company”), a Panamanian corporation duly registered at the New York Stock Exchange, hereby revokes, solely for purposes of the General Meeting of Shareholders to be held on May 13 of 2026, the general proxy granted to the Chairman of the Company’s board of directors or any person designated by the Chairman to represent the Class A shareholders and vote their shares on their behalf at any shareholders’ meeting, in accordance with the Company’s Articles of Incorporation.

This proxy revocation needs to be received by the Chairman of the Company at the address listed below at least ten (10) days prior to such meeting.

Pedro Heilbron
Executive Chairman and Chief Executive Officer
COPA HOLDINGS, S.A.
Complejo Business Park, Torre Norte
Urbanización Costa del Este, Parque Lefevre
P.O. Box 0816-06819
Panama City, Republic of Panama

A digital copy should be sent to Daniel Tapia
Director of Investor Relations
COPA HOLDINGS, S.A.
investor.relations@copaair.com
Phone: (+507) 304-2774
Fax: (+507) 304-2447

Date: __________________

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Name:
Passport / Identity Card No.